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Weil, Gotshal & Manges LLP

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FAX: (212) 310-8007

December 1, 2010

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Re:	Cedar Fair, L.P.
Preliminary Proxy Statement on Schedule 14A
Filed by Cedar Fair, L.P.
Filed on December 1, 2010
File No. 001-09444

Dear Ms. Duru:

On behalf of our client, Cedar Fair, L.P. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) of the Company (File No. 001-09444).

Set forth below in bold are comments in the Staff’s letter of November 24, 2010. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Duru

U.S. Securities and Exchange Commission

December 1, 2010

General

1.

Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, revise to specify the record date once known and disclose the information required by Item 1 of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure in the Preliminary Proxy Statement to specify December 9, 2010 as the record date for the Special Meeting. Upon receiving clearance of the Preliminary Proxy Statement from the Staff, the Company intends to fill in all blanks in the Preliminary Proxy Statement, including the date of the Special Meeting, and include information as of the most reasonable practical date, including revising to disclose the information required by Item 1 of Schedule 14A.

Solicitation of Proxies, page 4

2.

It appears that you intend to solicit proxies via interview, mail, telephone, facsimile and “other means of communication.” Please revise to clarify all methods of solicitation that will be used. For example, disclose whether you intend to solicit via the internet and if so, the website addresses of any internet chat rooms that you will use. Refer to Item 4(a)(3) of Schedule 14A.

The Company hereby advises the Staff that it will only solicit proxies via interview, mail, telephone and facsimile. In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6 and 8 of the Preliminary Proxy Statement.

3.

Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company acknowledges the Staff’s comment. The Company confirms it will comply with Rule 14a-6(b) and (c).

Questions & Answers, page 5

4.	Please supplement this section and disclose whether the board intends to take any action if the precatory proposals made by Q Investments receive majority support and if so, what such action may be.

As set forth in the Preliminary Proxy Statement, the Board of Directors believes that the proposals made by Q Investments are not in the best interests of the Company’s unitholders and, therefore, recommends the Company’s unitholders

Ms. Duru

U.S. Securities and Exchange Commission

December 1, 2010

vote against such proposal. We supplementally advise the Staff that after the Special Meeting the Board of Directors will consider the actions requested by the Q Investment proposals in light of the results of the Special Meeting in order to determine what actions may then be in the best interests of the Company’s unitholders. We respectfully advise the Staff, however, that the Board does not have any current intention to take or not take any specific actions if the proposals made by Q Investments receive majority support.

What if any matter beyond those in Q Investment’s proxy is properly brought before the Special Meeting, page 6

5.

We refer to Exchange Act Rule 14a-4(c)(3) which sets forth the circumstances other than at an annual meeting, in which the proxy holder may exercise discretionary authority with respect to matters not known within specified time limits before the meeting- Please clarify that you will use your discretionary authority to vote proxies solicited only with respect to matters unknown a reasonable time prior to the meeting. Please make similar clarifying changes to disclosure on the form of proxy card.

The Company confirms that it will use its discretionary authority to vote proxies solicited only with respect to matters unknown a reasonable time prior to the meeting. In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Preliminary Proxy Statement and on the form of proxy card.

Proposal One, page 8

6.

We note the reasons set forth for the Board’s recommendation against Proposal One. We similarly note that the Board expects the roles of CEO and Chairman will be separated by 2012. Further supplement your disclosure to explain why the Board is recommending against the separation of these roles at this time but appears to expect to support the separation of these roles in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Preliminary Proxy Statement.

Proposal Two, page 9

7.

Please set forth in the disclosure and/or provide supplementally, the basis for the assertions and determinations made by the Board in the first half of 2010 regarding the best long-term financial objectives for the company. Specifically, please disclose why the Board believes that its actions to date

Ms. Duru

U.S. Securities and Exchange Commission

December 1, 2010

further the strategic objectives the Board has identified for the company. Further, please explain why the Board believes its actions are more prudent at this time than an increase in distributions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Preliminary Proxy Statement.

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Duru

U.S. Securities and Exchange Commission

December 1, 2010

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Duff Milkie
(Cedar Fair, L.P.)
Matthew J. Gilroy
(Weil, Gotshal & Manges LLP)